ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Perpetual Tier 1 Subordinated Notes – February 2020

Itaú Unibanco Holding S.A. (“Company”) hereby announces to its stockholders and to the market that today it priced the offering of Tier 1 subordinated perpetual notes (“Notes”), in the aggregate principal amount of US$700 million, to be issued by the Company on February 27, 2020

(“Issuance”).

The Notes will be issued at a fixed rate of 4.625% which will be applicable until the fifth anniversary of the date of the Issuance. Thereafter, the coupon will be reset every five years based on the prevailing rate for United States Treasury bonds for the same tenor. The offer price of the

Notes was 100% of its par value, resulting in a yield to investors of 4.625% until the fifth anniversary of the date of the Issuance.

Subject to the prior approval of the Central Bank or any other applicable Brazilian Governmental

Authority, as applicable, the Tier 1 Subordinated Notes may be repurchased by the Company on the fifth anniversary of the date of the Issuance or on any interest payment date thereafter.

The Company will request approval of the Central Bank of Brazil for the Notes to be included in its Regulatory Capital as Additional Tier 1 Capital, adding 35 bps(1) to the Company’s BIS ratio.

The Issuance is not subject to registration with U.S. Securities and Exchange Commisssion

(“SEC”), according to and under the Securities Act of 1933, as amended (the “Securities Act”),

neither it is subject to registration in Brazil with Comissão de Valores Mobiliários (“CVM”) in accordance with applicable law and regulations.

The Notes were offered only to qualified institutional buyers as defined by Rule 144A under the

Securities Act, and to non-U.S. persons outside the United States under Regulation S under the

Securities Act.

This announcement to the market shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer,

solicitation or sale would be unlawful.

São Paulo (SP), February 19, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

(1) Considering the exchange rate as of February 19th, of R$4.36 for US$1.00.